FULLER, TUBB, POMEROY & STOKES
                           A PROFESSIONAL CORPORATION
                                ATTORNEYS AT LAW
                      201 ROBERT S. KERR AVENUE, SUITE 1000
                             OKLAHOMA CITY, OK 73102

G. M. FULLER (1920-1999)                                  TELEPHONE 405-235-2575
JERRY TUBB                                                FACSIMILE 405-232-8384
DAVID POMEROY
TERRY STOKES

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OF COUNSEL:
MICHAEL A. BICKFORD
THOMAS J. KENAN
ROLAND TAGUE
BRADLEY D. AVEY

                                 April 24, 2002

George W. Cole
EMTC International, Inc.
Suite 770
3535 Northwest 58th Street
Oklahoma City, OK   73112

                    Re: Spinoff and merger transaction by and among EMTC International, Inc., Engineering and Materials Technology Corporation, and SuperCorp Inc.

Dear Cole:

         In connection with the preparation and filing of a Form SB-2 Registration Statement under the Securities Act of 1933 ("the Act") to be filed by EMTC International, Inc. ("the Company") for the purpose of registering 600,000 shares of its Common Stock ("the Spinoff Shares"), which shares are presently owned by SuperCorp Inc., an Oklahoma corporation, and in connection with the preparation and filing of a Form S-4 Registration Statement under the Act, to be filed by the Company for the purpose of registering 5,400,000 shares of its Common Stock ("the Merger Shares"), to be available for a proposed merger with Engineering and Materials Technology Corporation, an Oklahoma corporation ("Engineering"), I have been asked to express my opinion with respect to certain U.S. federal income tax matters.

         I have examined the Form SB-2 Registration Statement, the Form S-4 Registration Statement, corporate proceedings reflected in the minutes of the Company as certified by the secretary of the Company, an agreement of merger among the Company, Engineering and SuperCorp effective as of March 13, 2002, and an escrow agreement prepared for execution by the Company, SuperCorp, and BancFirst, N.A. of Oklahoma City, Oklahoma ("Escrow Agent").

George W. Cole                         2                          April 24, 2002


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         Based upon my examination of the above-described documents, relevant sections of the Internal Revenue Code of 1986 as amended ("the Code"), and applicable regulations thereunder, I am of the following opinion with respect to the federal income tax consequences of the proposed spinoff and merger transactions:

         1. Income Tax Consequences of the Merger. The proposed merger between the Company and Engineering will qualify as a type "A" reorganization under
Section 368(a)(1) of the Code; provided, however, when consideration is given to the fact that the Company is newly organized, the step-transaction doctrine could be applied and the Company could be considered a continuation of Engineering with only a change of name or place of incorporation, a type "F" reorganization. In either case, there will be no recognition of taxable gain or loss to the shareholders of Engineering or to the shareholders of the Company. The Engineering shareholders will have a carryover tax basis and a tacked holding period for the stock received by them in the Company. Further, Engineering will not recognize any taxable gain or loss, provided its liabilities are not in excess of the tax basis of its assets.

         2. Income Tax Consequences of the Spinoff. The analysis of the income tax effects of the Spinoff is somewhat different. Section 316 of the Code provides that, for purposes of the income tax provisions of the Code (except subchapter L, which concerns insurance companies), a dividend is any corporate distribution to shareholders made in the normal course of business out of earnings and profits. Section 301(c) of the Code provides that a distribution by a corporation which has no current or accumulated earnings or profits is not taxable as a dividend. Instead, the amount of the distribution must first be used to reduce the adjusted basis of a stockholder's stock and any remaining portion will be treated as capital gain in the same manner as a sale or exchange of the stock. The distributing corporation, SuperCorp, advises the undersigned that it has no current or accumulated earnings or profits and expects to have none the fiscal year of the distribution. Based upon this representation of SuperCorp, the amount of the distribution to each SuperCorp shareholder must first be used to reduce the adjusted basis of each shareholder's SuperCorp stock and, should the adjusted basis be reduced to zero, any remaining portion of the value of the distribution will be treated as capital gain in the same manner as a sale or exchange of the stock.

         3. Tax Basis of the Spinoff Shares. The tax basis of the stock in the Company to be received by the SuperCorp shareholders in the spinoff distribution is the fair market value of the property. Section 301(d) of the Code. Fair market value is determined as of the date of the distribution. Section 301(b)(3). The principal question raised by the escrow arrangement with Escrow Agent is whether the date of the distribution occurs when the stock certificates are delivered to Escrow Agent or, alternatively, later when Escrow Agent delivers the stock certificates to the SuperCorp shareholders. Regulation
Section 1.301-1(b) provides that a distribution made by a corporation to its shareholders is to be included in gross income of the distributees when the cash or other property is "unqualifiedly made subject to their demands." When the distribution is in property other than cash, this regulation provides that the valuation of the property is to be made on the date of distribution without regard to whether such date is the same as that on which the distribution is includable in gross income. An example is given in the regulation of a corporation's distributing a taxable dividend in property on December 31 which is received by, or unqualifiedly made subject to the demand of, its shareholders two days later on January 2. In this example, the amount to be included in the gross income of the shareholders will be the fair market value of the property

George W. Cole                         3                          April 24, 2002


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on December 31, although such amount will not be includable in the gross income of the shareholders until January 2 of the next year.

                  An important fact concerning the escrow with Escrow Agent is that the escrow is required by a regulation of the Securities and Exchange Commission; otherwise, the distribution would be made directly to the SuperCorp shareholders. The distributees of the stock (the SuperCorp shareholders) have full voting rights over the distributed stock, the right to receive dividends, and the right in certain circumstances to transfer the stock. SuperCorp itself has no right to recall the distribution. The distributees will have the same type of constructive receipt of the stock as existed in Carnahan, 21 BTA 893
(1930) (Acq.), and the principles set forth in Reed v. Commissioner, 723 F.2d 138 (1st Cir. 1983) would apply in the same way and support the determination that the date of distribution is the date the stock certificates are delivered to Escrow Agent pursuant to the escrow agreement.

                  Based on the above, it is my opinion that the value of the shares of the Company will be valued at their fair market value when the certificates representing the shares of the Company are received by Escrow Agent. Because the delivery of these certificates to Escrow Agent is to take place before the shareholders of Engineering vote on the merger, and because the outcome of the merger vote is uncertain, SuperCorp and its shareholders may reasonably take the position that the value of the shares of the Company at the time of the distribution is the book value of such shares on the date of such delivery to Escrow Agent without giving effect to any increase in book value that might occur should the merger be later approved and effected.

                  There is the possibility that the Internal Revenue Service would argue under the step-transaction or substance-versus-form doctrines that the delivery of the certificates to Escrow Agent should be disregarded and the stock valued only when and if the merger is approved. The concept that might be asserted by the Service would be that the transfer of stock to Escrow Agent has no independent significance unless the merger is approved and, therefore, should be disregarded. As stated in Minnesota Tea Co. v. Helvering, 302 U.S. 609
(1938), a case in which the shareholders were obligated to pay over to creditors cash received by the shareholders, "the preliminary distribution to the stockholders was a meaningless and unnecessary step in the transmission of the fund to the creditors." However, the distribution of shares of the Company by SuperCorp to its shareholders involves a situation where such shareholders will receive something of significance from SuperCorp even if the merger is not consummated, because the management of the Company will continue to exert efforts to find a business or property for acquisition by the Company. Accordingly, it is my opinion that the step-transaction or substance-versus-form doctrines are not applicable. These concepts are ordinarily applied only to determine the characterization of an entire transaction, not to determine the time for evaluation of property.

                  Following the spinoff, the stock distributed to the SuperCorp shareholders will be subject to the income tax laws and regulations regarding the sale of capital assets such as capital stock in corporations. The tax basis in the stock will be determined as described above (in my opinion, $0.001 a share), and the holding period will relate back to the date that applies to a shareholder's shares of common stock of SuperCorp.


George W. Cole                         4                          April 24, 2002


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                                   Sincerely,

                                   /s/ Thomas J. Kenan

                                   Thomas J. Kenan